UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

U.S. Shipping Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

903417103
(CUSIP Number)

Paul Jacobs, Esq.
Roy L. Goldman, Esq.
Fulbright & Jaworski L.L.P.
666 5th Avenue
New York, New York 10103
Telephone (212) 318-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 7, 2006
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

SCHEDULE 13D/A

CUSIP No. 903417 10 3		Page 2 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) United States Shipping Master LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See footnote 1)

	8.	Shared Voting Power 0 (See footnote 1)

	9.	Sole Dispositive Power 0 (See footnote 1)

	10.	Shared Dispositive Power 0 (See footnote 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See footnote 1

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

(1) At the closing of the Issuer’s initial public offering of common units (“Common Units”) representing limited partner interests (the “Offering”), on November 3, 2004, United States Shipping Master LLC’s (“Shipping Master”) 98% limited partner interest was redeemed for $1,960. At the closing of the Offering, Shipping Master agreed to convey certain assets and liabilities to the Issuer and in exchange therefor received 899,968 Common Units, 5,272,341 class A subordinated units and 1,627,627 class B subordinated units of the Issuer. In connection with the Offering, the underwriters were granted the right to purchase up to 899,968 Common Units from the Issuer solely to cover over-allotments, and the Issuer’s Amended and Restated Limited Partnership Agreement required that any proceeds from the exercise of the underwriters’ over-allotment option be used to redeem Common Units owned by Shipping Master. The underwriters fully exercised the over-allotment option in connection with the closing of the Offering on November 3, 2004, and the Issuer used the proceeds to redeem the 899,968 Common Units owned by Shipping Master. Shipping Master owns 100% of US Shipping General Partner LLC (“Shipping GP”), the sole general partner of the Issuer. Shipping GP owns a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts.  Shipping Master is the indirect beneficial owner of the general partner interest in the Issuer and the incentive distribution rights owned by Shipping GP.

SCHEDULE 13D/A

CUSIP No. 903417 10 3		Page 4 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling/US Shipping L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 140,705 (See footnote 1)

	8.	Shared Voting Power 0 (See footnote 1)

	9.	Sole Dispositive Power 140,705 (See footnote 1)

	10.	Shared Dispositive Power 0 (See footnote 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,705 (See footnote 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2% (See footnote 2)

14.	Type of Reporting Person (See Instructions) PN

(1) Represents 41,174 common units of U.S. Shipping Partners L.P. (“Issuer”) and 99,531 common units of the Issuer that are issuable upon conversion, if approved by unitholders, of the 99,531 class B convertible units held by the Reporting Person.  These units were purchased by the Reporting Person on August 7, 2006 in connection with the private placement of 1,310,375 additional common units and 3,123,205 class B convertible units to third party investors by Issuer in reliance on an exemption pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”).  Pursuant to the terms of the Amendment No.1 to Amended and Restated Agreement of Limited Partnership of the Issuer, the class B convertible units are subordinate to the common units, and if approved by unitholders, will be converted into common units.  The class B convertible units vote as a single class with the common units, except that they are entitled to vote as a separate class on any matter that adversely affects their rights or preferences.

United States Shipping Master LLC (“Shipping Master”) owned a 98% limited partner interest in the Issuer. At the closing of the Issuer’s initial public offering of common units (“Common Units”) representing limited partner interests (the “Offering”) on November 3, 2004, Shipping Master’s 98% limited partner interest was redeemed for $1,960. Shipping Master owns 100% of US Shipping General Partner LLC (“Shipping GP”), the sole general partner of the Issuer. Shipping GP owns a 2% general partner interest in the Issuer.

At the closing of the Offering, each of Shipping Master and Shipping GP agreed to convey certain assets and liabilities to the Issuer and in exchange therefor (a) Shipping Master received 899,968 Common Units, 5,272,341 class A subordinated units and 1,627,627 class B subordinated units of the Issuer and (b) Shipping GP continued its 2% general partner interest and received incentive distribution rights (“IDRs”), which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts.

In connection with the Offering, the underwriters were granted the right to purchase up to 899,968 Common Units from the Issuer solely to cover over-allotments, and the Issuer’s Amended and Restated Limited Partnership Agreement required that the proceeds from the exercise of the over-allotment option be used to redeem Common Units owned by Shipping Master. The underwriters fully exercised the over-allotment option, in connection with the closing of the Offering on November 3, 2004 and the Issuer used the proceeds to redeem the 899,968 Common Units owned by Shipping Master.

Shipping Master is the indirect beneficial owner of the general partner interest in the Issuer and the IDRs owned by Shipping GP. Sterling/US Shipping L.P., by virtue of its right to elect a majority of the Board of Shipping Master, may be deemed to beneficially own the securities of the Issuer owned by Shipping Master. Sterling/US Shipping L.P. disclaims beneficial ownership of the securities owned by Shipping Master other than the securities attributable to its membership interests in Shipping Master.

(2) Based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and assumes all class B convertible units are converted into common units.

SCHEDULE 13D/A

CUSIP No. 903417 10 3		Page 6 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling Investment Partners Side-by-Side L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,345 (See footnote 1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,345 (See footnote 1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,345 (See footnote 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (See footnote 2)

14.	Type of Reporting Person (See Instructions) PN

(1) Represents 686 common units of U.S. Shipping Partners L.P. (“Issuer”) and 1,659 common units of the Issuer that are issuable upon conversion, if approved by unitholders, of the 1,659 class B convertible units of the Issuer held by the Reporting Person These units were purchased by the Reporting Person on August 7, 2006 in connection with the private placement of 1,310,375 additional common units and 3,123,205 class B convertible units to third party investors by Issuer in reliance on an exemption pursuant to Section 4(2) under the Securities Act.  The class B convertible units are subordinate to the common units, and if approved by unitholders, will be converted into common units.  The class B convertible units vote as a single class with the common units, except that they are entitled to vote as a separate class on any matter that adversely affects their rights or preferences.  Shipping Master is the indirect beneficial owner of the general partner interest in the Issuer and the IDRs owned by Shipping GP.  The general partner of Sterling/U.S. Shipping L.P. also serves as the general partner of Sterling Investment Partners Side-by-Side L.P.  Sterling Investment Partners Side-by-Side L.P. is also a member of Shipping Master.  Sterling/US Shipping L.P., by virtue of its right to elect a majority of the Board of Shipping Master, may be deemed to beneficially own the securities of the Issuer owned by Shipping Master.  Sterling Investment Partners Side-by-Side L.P. disclaims beneficial ownership of the securities owned by Shipping Master other than the securities attributable to its membership interests in Shipping Master.

(2) Based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and assumes all class B convertible units are converted into common units.

SCHEDULE 13D/A

CUSIP No. 903417 10 3		Page 8 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M. William Macey, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See footnote 1)

	8.	Shared Voting Power 0 (See footnote 1)

	9.	Sole Dispositive Power 0 (See footnote 1)

	10.	Shared Dispositive Power 0 (See footnote 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See footnote 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

(1) United States Shipping Master LLC (“Shipping Master”) owned a 98% limited partner interest in the Issuer. At the closing of the Issuer’s initial public offering of common units (“Common Units”) representing limited partner interests (the “Offering”) on November 3, 2004, Shipping Master’s 98% limited partner interest was redeemed for $1,960.  Shipping Master owns 100% of US Shipping General Partner LLC (“Shipping GP”), the sole general partner of the Issuer. Shipping GP owns a 2% general partner interest in the Issuer.

At the closing of the Offering, each of Shipping Master and Shipping GP agreed to convey certain assets and liabilities to the Issuer and in exchange therefor (a) Shipping Master received 899,968 Common Units, 5,272,341 class A subordinated units and 1,627,627 class B subordinated units of the Issuer and (b) Shipping GP continued its 2% general partner interest and received incentive distribution rights (“IDRs”), which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts.

In connection with the Offering, the underwriters were granted the right to purchase up to 899,968 Common Units from the Issuer solely to cover over-allotments, and the Issuer’s Amended and Restated Limited Partnership Agreement required that the proceeds from the exercise of the over-allotment option be used to redeem Common Units owned by Shipping Master.  The underwriters fully exercised the over-allotment option in connection with the closing of the Offering on November 3, 2004 and the Issuer used the proceeds to redeem the 899,868 Common Units owned by Shipping Master.

On August 7, 2006, Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P. purchased an aggregate of 41,860 common units of the Issuer and 101,190 class B convertible units of the Issuer.  These units were purchased in connection with the private placement of 1,310,375 additional common units and 3,123,205 class B convertible units to third party investors by Issuer in reliance on an exemption pursuant to Section 4(2) under the Securities Act.  The class B convertible units are subordinate to the common units, and if approved by unitholders, will be converted into common units.  The class B convertible units vote as a single class with the common units, except that they are entitled to vote as a separate class on any matter that adversely affects their rights or preferences.

Shipping Master is the indirect beneficial owner of the general partner interest in the Issuer and the IDRs owned by Shipping GP.  Sterling/US Shipping L.P., by virtue of its right to elect a majority of the Board of Shipping Master, may be deemed to beneficially own the securities of the Issuer owned by Shipping Master. Sterling/US Shipping L.P. disclaims beneficial ownership of the securities owned by Shipping Master other than securities attributable to its membership interests in Shipping Master. As a member of the general partner of Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P., Mr. Macey has shared voting and investment power with respect to, and therefore may be deemed to beneficially own, the securities beneficially owned by Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P.  Mr. Macey disclaims beneficial ownership of (i) the securities beneficially owned by Sterling/US Shipping L.P., other than the securities attributable to his limited and general partnership interest therein and (ii) the securities beneficially owned by Sterling Investment Partners Side-by-Side L.P., other than the securities attributable to his general partnership interest therein.

SCHEDULE 13D/A

CUSIP No. 903417 10 3		Page 10 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas L. Newhouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See footnote 1)

	8.	Shared Voting Power 0 (See footnote 1)

	9.	Sole Dispositive Power 0 (See footnote 1)

	10.	Shared Dispositive Power 0 (See footnote 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See footnote 1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

(1) United States Shipping Master LLC (“Shipping Master”) owned a 98% limited partner interest in the Issuer. At the closing of the Issuer’s initial public offering of common units (“Common Units”) representing limited partner interests (the “Offering”) on November 3, 2004, Shipping Master’s 98% limited partner interest was redeemed for $1,960.  Shipping Master owns 100% of US Shipping General Partner LLC (“Shipping GP”), the sole general partner of the Issuer. Shipping GP owns a 2% general partner interest in the Issuer.

At the closing of the Offering, each of Shipping Master and Shipping GP agreed to convey certain assets and liabilities to the Issuer and in exchange therefor (a) Shipping Master received 899,968 Common Units, 5,272,341 class A subordinated units and 1,627,627 class B subordinated units of the Issuer and (b) Shipping GP continued its 2% general partner interest and received incentive distribution rights (“IDRs”), which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts.

In connection with the Offering, the underwriters were granted the right to purchase up to 899,968 Common Units from the Issuer solely to cover over-allotments, and the Issuer’s Amended and Restated Limited Partnership Agreement required that the proceeds from the exercise of the over-allotment option be used to redeem Common Units owned by Shipping Master.  The underwriters fully exercised the over-allotment option in connection with the closing of the Offering on November 3, 2004 and the Issuer used the proceeds to redeem the 899,868 Common Units owned by Shipping Master.

On August 7, 2006, Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P. purchased an aggregate of 41,860 common units of the Issuer and 101,190 class B convertible units of the Issuer.  These units were purchased in connection with the private placement of 1,310,375 additional common units and 3,123,205 class B convertible units to third party investors by Issuer in reliance on an exemption pursuant to Section 4(2) under the Securities Act.  The class B convertible units are subordinate to the common units, and if approved by unitholders, will be converted into common units.  The class B convertible units vote as a single class with the common units, except that they are entitled to vote as a separate class on any matter that adversely affects their rights or preferences.

Shipping Master is the indirect beneficial owner of the general partner interest in the Issuer and the IDRs owned by Shipping GP.  Sterling/US Shipping L.P., by virtue of its right to elect a majority of the Board of Shipping Master, may be deemed to beneficially own the securities of the Issuer owned by Shipping Master. Sterling/US Shipping L.P. disclaims beneficial ownership of the securities owned by Shipping Master other than securities attributable to its membership interests in Shipping Master. As a member of the general partner of Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P., Mr. Newhouse has shared voting and investment power with respect to, and therefore may be deemed to beneficially own, the securities beneficially owned by Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P.  Mr. Newhouse disclaims beneficial ownership of (i) the securities beneficially owned by Sterling/US Shipping L.P., other than the securities attributable to his limited and general partnership interest therein and (ii) the securities beneficially owned by Sterling Investment Partners Side-by-Side L.P., other than the securities attributable to his general partnership interest therein.

SCHEDULE 13D/A

Item 1.    Security and Issuer.

(a)           The class of securities to which this Schedule 13D/A relates is common units representing limited partners interests (“common units”) of U.S. Shipping Partners L.P., a Delaware limited partnership (the “Issuer”).

(b)           The principal executive offices of the Issuer are located at 388 Thornall Street, 8th Floor, Edison, New Jersey  08837.

Item 2.    Identity and Background.

(a)           This Schedule 13D/A is filed by (i) United States Shipping Master LLC, a Delaware limited liability company, (ii) Sterling/US Shipping L.P., a Delaware limited partnership, (iii) Sterling Investment Partners Side-by-Side L.P., a Delaware limited partnership, (iv) M. William Macey, Jr. and (v) Douglas L. Newhouse (collectively, the “Filing Parties”).(1)

(b)           The address of the principal place of business of each of the Filing Parties is as follows:

United States Shipping Master LLC, c/o U.S. Shipping Partners L.P., 399 Thornall Street, Edison, New Jersey  08837

Sterling/US Shipping L.P., c/o Sterling Investment Partners, L.P., 285 Riverside Avenue, Wesport, Connecticut  06880.

Sterling Investment Partners Side-by-Side L.P., c/o Sterling Investment Partners, L.P., 285 Riverside Avenue, Wesport, Connecticut  06880.

M. William Macey, Jr., c/o Sterling Investment Partners, L.P., 285 Riverside Avenue, Wesport, Connecticut  06880.

Douglas L. Newhouse, c/o Sterling Investment Partners, L.P., 285 Riverside Avenue, Wesport, Connecticut  06880.

The Filing Parties have entered into a joint filing agreement, dated August 16, 2006, a copy of which is attached to this statement as Exhibit D.

(c)           The principal business of United States Shipping Master LLC is to hold common and subordinated units in the Issuer.  The principal business of Sterling/US Shipping L.P. is to hold interests in United States Shipping Master LLC and the Issuer. The principal business of Sterling Investment Partners Side-by-Side L.P. is to hold private equity investments.  The principal business of Messrs. Macey and Newhouse is private equity investing and portfolio company management.

(1)             Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Party constitutes a “person” for any purpose other than Section 13(d) of the Securities Act.

(d)           During the last five years, none of the Filing Parties nor to the knowledge of the Filing Parties, any of the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Filing Parties nor to the knowledge of the Filing Parties, any of the Listed Persons (as defined below) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of each of the Filing Parties is as follows:

•                     United States Shipping Master LLC is a Delaware limited liability company

•                     Sterling/US Shipping LP is a Delaware limited partnership

•                     Sterling Investment Partners Side-by-Side L.P. is a Delaware limited partnership

•                     M. William Macey, Jr. is a United States citizen

•                     Douglas L. Newhouse is a United States citizen

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, Board of Directors and each person controlling the Filing Parties (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer was formed on July 30, 2004 as a Delaware limited partnership to own and operate the assets and businesses previously owned and operated by United States Shipping Master LLC (“Shipping Master”) and its subsidiaries.

At the closing of the Issuer’s initial public offering of common units (“Common Units”) representing limited partner interests (the “Offering”) on November 3, 2004, United States Shipping Master’s 98% limited partner interest in the Issuer was redeemed for $1,960. At the closing of the Offering, Shipping Master agreed to convey certain assets and liabilities to the Issuer and in exchange therefor received 899,968 Common Units, 5,272,341 class A subordinated units and 1,627,627 class B subordinated units of the Issuer.  Subject to the satisfaction of certain conditions, the subordinated units are convertible into Common Units on a one-for-one basis.

In connection with the Offering, the underwriters were granted the right to purchase up to 899,968 Common Units from the Issuer solely to cover over-allotments, and the Issuer’s Amended and Restated Partnership Agreement required that the proceeds from the exercise of the over-allotment option be used to redeem Common Units owned by Shipping Master. The underwriters fully exercised the over-allotment option on November 3, 2004, and the Issuer used the proceeds to redeem the 899,968 Common Units owned by Shipping Master.

The Common Unit numbers reflected throughout this Schedule 13D/A reflect the number of Common Units owned after the underwriters’ exercise of their over-allotment option, the redemption of 899,968

Common Units previously held by Shipping Master and the Common Units purchased on August 7, 2006 in connection with the private placement of additional common units and class B units by the Issuer (as described below).

Sterling/US Shipping L.P. acquired its beneficial interest in Shipping Master by using funds raised from, and is an alternative investment vehicle for, Sterling Investment Partners L.P. (“SIP”), a private equity fund.

On August 7, 2006, as a condition to the Issuer’s (i) offer and sale of $100 million principal amount of its 13% senior secured notes due 2014 in a concurrent private placement pursuant to Rule 144A and Regulation S under the Securities Act, (ii) amendment and restatement of its existing credit facility to provide it with $310 million of term loans (including a $60 million delayed draw term loan) and a $40 million revolving credit facility, and (iii) forming a joint venture between U.S. Shipping and third party equity investors for the construction of double-hulled product tankers (the “Joint Venture”), as further described in Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the United States Securities and Exchange Commission (the “Commission”) on August 9, 2006, the Issuer also concurrently offered and sold 1,310,375 common units and 3,123,205 class B units to third party investors, including Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P. in reliance on an exemption pursuant to Section 4(2) under the Securities Act of 1933, as amended (collectively, the “Transactions”).

Proceeds from the Transactions were used (i) to fund an escrow account available solely for the construction of at least three new ATBs at an approximate cost of $65.3 million each, of which the Issuer  has paid approximately $13.5 million through June 30, 2006, (ii) to fund up to $70.0 million of equity contributions into the Joint Venture, of which the Issuer has funded $5.0 million through June 30, 2006 and its remaining $65.0 million obligation is secured by a cash collateralized letter of credit, (iii) to refinance existing indebtedness, (iv) for general corporate purposes and (v) to pay fees and expenses associated with the financings.

Sterling/US Shipping L.P. acquired its common units and class B units by using funds raised from Sterling Investment Partners L.P. (“SIP”), a private equity fund.  Sterling Investment Partners Side-by-Side L.P. acquired its common units and class B units by using its own funds.

Item 4. Purpose of Transaction.

See Item 3 above.

Pursuant to the limited liability company agreement of Shipping Master, Sterling/US Shipping L.P. has the right to appoint a majority of the board of directors of Shipping Master.  In addition, the limited liability agreement requires that the persons serving as directors of Shipping Master be appointed as directors of Shipping GP.

Through the right effectively to appoint a majority of the board of directors of Shipping GP pursuant to Shipping Master’s operating agreement, the Filing Parties have the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Filing Parties’ investment.  The subordinated units owned of record by Shipping Master are convertible into common units on a one for one basis once certain financial tests are met, but generally not beginning before December 31, 2007.  Shipping Master may distribute the common units issued upon conversion to its members, although it may elect to dispose of some or all of the subordinated units earlier in private transactions.

As of the date of this Schedule 13D/A, none of the Filing Parties has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Parties or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional common units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the common units now owned or hereafter acquired by them to one or more purchasers:

•         the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

•         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•         a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•         any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•         any material change in the present capitalization or dividend policy of the Issuer;

•         any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•         changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•         causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•         a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•         any action similar to any of those enumerated above.

Pursuant to the terms of the Issuer’s Amended and Restated Limited Partnership Agreement, as amended (the “Partnership Agreement”), among other conditions, Shipping GP may not be removed from its position as general partner of the Issuer unless 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including units held by Shipping GP and its affiliates, vote to approve such removal.  The ownership of more than 33 1/3% of the outstanding units by Shipping GP and its affiliates would give them the practical inability to prevent Shipping GP’s removal.  As of the closing of the Offering, Shipping Master owns a 100% interest in Shipping GP and 50% of the outstanding common and subordinated units.  Because the Filing Parties control greater than 33 1/3% of the outstanding units, they can prevent the removal of Shipping GP.

Sterling/US Shipping L.P. through its direct control of Shipping Master and indirect control of Shipping GP, and Shipping Master through its direct control of Shipping GP and its indirect control of the Issuer and its subsidiaries, will be able to prevent the Issuer, its subsidiaries and Shipping GP from taking certain significant actions without the approval of Shipping Master. These actions include:

•         certain acquisitions, borrowings and capital expenditures by the Issuer, its subsidiaries or Shipping GP

•         issuances of equity interests in the Issuer or its subsidiaries; and

•         certain dispositions of equity interests in, or assets of, the Issuer, Shipping GP or the Issuer’s subsidiaries.

Pursuant to the terms of the Issuer’s Amendment No. 1 to the Partnership Agreement (the “Amendment”), the Issuer designated, created, and issued a class of units designated as “Class B Convertible Units”.  The Class B Convertible Units have such voting rights pursuant to the Partnership Agreement as such Class B Convertible Units would have if they were Common Units that were outstanding.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement, as amended, filed as Appendix A to the Issuer’s final prospectus, filed with the Commission, pursuant to Rule 424(b)(4) under the Securities Act of 1933, on October 29, 2004 and the Amendment, filed as Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Commission on August 9, 2006 which are incorporated in their entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D/A.

(a)  None of the Filing Parties (except for Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P. as discussed herein) directly owns any common units.  Subject to the satisfaction of certain conditions as set forth in the Partnership Agreement, the 6,899,968 subordinated units of the Issuer held by Shipping Master, and held beneficially by the other Filing Parties, are convertible into common units on a one-for-one basis.  There are currently 8,210,343 common units outstanding, 3,123,205 class B convertible units outstanding, 5,272,341 class A subordinated units outstanding and 1,627,627 class B subordinated units outstanding.  Shipping Master owns all the class A subordinated units and all the class B subordinated units.  Each of Sterling/US Shipping L.P. and Messrs. Macey and Newhouse are deemed to also beneficially own the subordinated units as a result of their direct or indirect control of Shipping Master.

(b) Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P. have the sole power to vote or direct the vote and to dispose or direct the disposition of the common units and class B convertible units owned by them, including the common units issuable upon conversion of the class B convertible units.  Messrs. Macey and Newhouse, by virtue of their positions as managers of the general partner of Sterling/US Shipping L.P. and Sterling Investment Partners Side-by-Side L.P., may be deemed to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the common units and class B convertible units.  Shipping Master has the sole power to vote or direct the vote and to dispose or direct the disposition of the subordinated units owned by Shipping Master.  Sterling/U.S. Shipping L.P., by virtue of its right to elect a majority of the Board of Shipping Master, and Messrs. Macey and Newhouse, by virtue of their position as managers of the general partner of Sterling/U.S. Shipping L.P., may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the subordinated units.

(c) Except as described herein, none of the Filing Parties has effected any transactions in the common units during the past 60 days.

(d) Shipping Master distributed the proceeds from the redemption of the 899,968 Common Units upon exercise of the underwriters’ over-allotment option to its members in accordance with the terms of the limited liability company agreement of Shipping Master.  The following persons received more than 5% of the proceeds from the redemption of the Common Units: Sterling/US Shipping L.P., Tanker Six LLC, PPM America Private Equity Fund, L.P. and Paul B. Gridley.  Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common units beneficially owned by the Filing Parties.

(e) The Filing Parties ceased to be beneficial owners of more than five percent of the Issuer’s Common Units on November 3, 2004 in connection with the Issuer’s redemption of the 899,968 Common Units previously held by Shipping Master.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Omnibus Agreement

Under the terms of an Omnibus Agreement, dated November 3, 2004, entered into among the Issuer, Shipping Master, Shipping GP and U.S. Shipping Operating LLC (the “Omnibus Agreement”):

•         Shipping Master agreed, and will cause its controlled affiliates to agree, not to engage, either directly or indirectly, in the business of providing marine transportation services or any activities that generate qualifying income for federal income tax purposes;

•      Shipping Master will indemnify the Issuer for a period of five years against certain environmental and toxic tort liabilities in excess of $500,000 associated with the operation of the assets before the closing date of the Offering.  There is an aggregate cap of $10 million on the amount of indemnity coverage provided by Shipping Master for the environmental and toxic tort liabilities.

•         Shipping Master will also indemnify the Issuer for liabilities related to:

•          certain defects in title to the assets contributed to the Issuer and failure to obtain certain consents and permits necessary to conduct the Issuer’s business that arise within two years after the closing of the Offering; and

•          certain income tax liabilities attributable to the operation of the assets contributed to the Issuer prior to the time they were contributed.

•      Shipping GP will lend the Issuer an amount equal to the lesser of (1) $770,000 and (2) the 2005 estimated tax liability of the Issuer’s subsidiary that owns the Chemical Pioneer.  The loan will bear interest at the minimum applicable federal rate.  The loan is due on December 31, 2014, although the Issuer is obligated to repay the loan beginning in 2007 to the extent that the revenues less the vessel operating expenses and voyage expenses the Issuer’s subsidiary that owns the Chemical Pioneer exceeds specified levels.

Issuer’s Amended and Restated Limited Partnership Agreement

Cash Distributions

Pursuant to the terms of the Issuer’s Partnership Agreement, the Issuer intends to make minimum quarterly distributions of $0.45 per unit if the Issuer has sufficient cash from their operations after the establishment of cash reserves and payment of fees and expenses , including payments to Shipping GP in reimbursement for all expenses incurred by it on the Issuer’s behalf.  In general, the Issuer will pay any cash distributions made each quarter to its unitholders in the following manner:

first, 98% to the common units and 2% to Shipping GP, until each common unit has received a minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

second, 98% to the class B convertible units and 2% to Shipping GP, until each class B convertible unit has received a minimum quarterly distribution of $0.45 plus any arrearages from prior quarters;

third, 98% to the subordinated units and 2% to Shipping GP, until each subordinated unit has received a minimum quarterly distribution of $0.45; and

fourth, 98% to all units, pro rata, and 2% to Shipping GP, until each unit has received a distribution of $0.50.

If cash distributions per unit exceed $0.50 in any quarter, Shipping GP will receive increasing percentages, up to a maximum of 50%, of the cash distributed in excess of that amount.  These distributions are referred to as “incentive distributions.”

Conversion of Class B Convertible Units

Pursuant to the terms of the Partnership Agreement, the class B convertible units will automatically convert into common units on a one-for-one basis if such conversion is approved by the holders of outstanding units (other than the class B convertible units).  If the conversion is not approved by February 3, 2007, the minimum quarterly distribution on the class B convertible units will increase to $0.5175 until conversion is approved.

Conversion of Subordinated Units

Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (the period subordinated units are outstanding) the subordinated units are entitled to receive the minimum quarterly distribution of $0.45 only after the common units and class B convertible units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters.  Subordinated units will not accrue arrearages. The subordination period will end once the Issuer meets certain financial tests set forth in the Partnership Agreement, but it generally cannot end before December 31, 2009 with respect to the class A subordination period and December 31, 2010 with respect to the class B subordinated units.  These financial tests require the Issuer to have earned and paid the minimum quarterly distribution on all of the outstanding units for three consecutive four-quarter periods. When the subordination period ends, all remaining subordinated units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

If the Issuer meets the financial tests in the Partnership Agreement for any three consecutive four-quarter periods ending on or after September 30, 2007, 25% of the class A subordinated units will covert into Common Units.  If the Issuer meets these tests for any three consecutive four-quarter periods ending on or after September 30, 2008, an additional 25% of the class A subordinated units will convert into Common Units.  The early conversion of the second 25% of the class A subordinated units may not occur until at least one year after the early conversion of the first 25% of class A subordinated units.

If the Issuer meets the financial tests in the Partnership Agreement for any three consecutive four-quarter periods ending on or after September 30, 2008, 25% of the class B subordinated units will covert into

Common Units.  If the Issuer meets these tests for any three consecutive four-quarter periods ending on or after September 30, 2009, an additional 25% of the class B subordinated units will convert into Common Units.  The early conversion of the second 25% of the class B subordinated units may not occur until at least one year after the early conversion of the first 25% of class B subordinated units.  Notwithstanding the foregoing, in the event certain financial tests are met with respect to conversion of the class A subordinated units and the Issuer generates an adjusted basic surplus (as defined in the Partnership Agreement) in excess of $2.43 per unit during a four quarter period, then 25% of the class B subordinated units will convert into Common Units beginning as early as December 31, 2007.

Limited Call Right

Pursuant to the terms of the Partnership Agreement, if, at any time, Shipping GP and its affiliates own more than 80% of the Common Units then outstanding, Shipping GP has the right, but not the obligation, to acquire all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units. Shipping GP may exercise its right to call and purchase Common Units or assign this right to any of its affiliates or to the Issuer.

Amended and Restated Limited Liability Company Agreement of Shipping Master

Under the Amended and Restated Limited Liability Company Agreement of Shipping Master, Sterling/US Shipping L.P. has the right to designate at least four individuals to serve on the board of directors of Shipping Master.  In addition, for so long as Mr. Gridley, the Issuer’s Chief Executive Officer, is an employee of the Issuer, he will serve as chairman of the board of directors of Shipping GP.

Registration Rights Agreement

Shelf Registration

The Issuer is required to prepare and file a shelf registration statement (the “Shelf Registration Statement”) with respect to all the 1,310,375 common units issued on August 7, 2006 and the 3,123,205 common units issuable upon conversion, if approved by unitholders, of the 3,123,205 class B convertible units issued on August 7, 2006 (collectively, the “Registrable Securities”) by October 6, 2006 and to use its reasonable best efforts to have the Shelf Registration Statement declared effective by December 5, 2006, subject to the following conditions:

•                  Issuer will cause the Shelf Registration Statement to be continuously effective under the Securities Act until the earliest of the date (i) when all such Registrable Securities are sold by the Purchasers, (ii) two years from the sale of the Registrable Securities to the purchasers and (iii) when all of the Registrable Securities become eligible for resale under Rule 144(k) (or any successor provision then in force under the Securities Act).

•                  If the Shelf Registration Statement is not declared effective by January 4, 2007, then each purchaser shall be entitled to a payment, as liquidated damages and not as a penalty, of 0.25% of the Liquidated Damages Multiplier (as defined in the Registration Rights Agreement) per 30-day period for the first 60 days following the January 4, 2007, increasing by an additional 0.25% of the Liquidated Damages Multiplier for each subsequent 60 days, up to a maximum of 1.00% of the Liquidated Damages Multiplier per 30-day period; provided, however, the aggregate amount of liquidated damages payable by the Issuer to each purchaser shall not exceed 10.0% of the Liquidated Damages Multiplier with respect to each purchaser.

•                  The Issuer may, upon written notice to any holder whose Registrable Securities are included in the Shelf Registration Statement, suspend such holder’s used of any prospectus which is a part of the Shelf Registration Statement if (i) the Issuer is pursuing an acquisition, merger, reorganization, disposition or other transaction whereby disclosure of such transaction in the Shelf Registration Statement would materially adversely affect the transaction, or (ii) the Issuer has experienced some other material non-public event the disclosure of which as such time would materially affect the Issuer.

Piggyback Rights

The Issuer has granted the purchasers the right to include their Registrable Securities in any registration statement filed by the Issuer for its own account or in any registration statement the Issuer has filed upon the request of other stockholders.

Expenses

The Issuer will bear all the expenses of the registration, other than all underwriting discounts and commissions relating to the securities sold by the purchasers.

Indemnification

The Issuer has agreed to indemnify and hold harmless each purchaser against any losses, claims, damages, expenses or liabilities that arise out of or are based upon an untrue statement (actual or alleged) of a material fact, or omission (actual or alleged) of a material fact, contained in the Shelf Registration Statement of the Issuer’s securities or related prospectus, or violations of any federal, state, or common law rule or regulation applicable to the Issuer and relating to action or inaction by the Issuer in connection with the registration, other than untrue statements that were provided in writing by the purchasers for inclusion in the Shelf Registration Statement.  The purchasers have agreed to indemnify the Issuer to the same extent as the foregoing indemnity from Issuer to the purchasers, but only with respect to any losses that may arise out of an untrue statement that was provided in writing by the purchasers for including in the Shelf Registration Statement.  The liability of each purchaser shall not be greater in amount than the dollar amount of the proceeds received by such purchaser from the sale of the Registrable Securities giving rise to such indemnification.

Transfer or Assignment

The purchasers may transfer or assign the registration rights to one or more transferee(s) or assignee(s); provided, however, that (a) unless such transferee is an Affiliate of such purchaser, each such transferee or assignee holds Registrable Securities representing at least five million dollars ($5,000,000) of the purchased units, (b) the Issuer is given written notice prior to any said transfer or assignment, and (c) each such transferee assumes in writing responsibility for its portion of the obligations of such purchaser.

To the best of the Filing Parties’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer

Item 7. Material to Be Filed as Exhibits.

A. First Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on October 29, 2004 and incorporated herein in its entirety).

B. Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. (filed as Exhibit 4.1. to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Commission on August 9, 2006 and incorporated herein by reference).

C. Omnibus Agreement of U.S. Shipping Partners L.P., Shipping Master, Shipping GP LLC and certain other parties named therein (filed as Exhibit 10.5 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on October 14, 2004 and incorporated herein in its entirety).

D. Common Unit and Class B Unit Purchase Agreement, by and among U.S. Shipping Partners L.P. and each of the purchasers named therein (filed as Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Commission on August 9, 2006 and incorporated herein by reference).

E. Registration Rights Agreement, by and among U.S. Shipping Partners L.P., and each of the purchasers named therein (filed as Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Commission on August 9, 2006 and incorporated herein by reference).

F. Joint Filing Statement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2006

UNITED STATES SHIPPING MASTER LLC

By:	/s/ Paul B. Gridley
Paul B. Gridley
Chief Executive Officer

STERLING/US SHIPPING L.P.

By:	STERLING INVESTMENT PARTNERS MANAGEMENT LLC, its general partner

By:	/s/ M. William Macey, Jr.
M. William Macey, Jr.
Member

STERLING INVESTMENT PARTNERS SIDE- BY-SIDE L.P.

By:	STERLING INVESTMENT PARTNERS MANAGEMENT LLC, its general partner

By:	/s/ M. William Macey, Jr.
M. William Macey, Jr.
Member

/s/ M. William Macey, Jr.
M. William Macey, Jr.

/s/ Douglas L. Newhouse
Douglas L. Newhouse

SCHEDULE I

Executive Officers of US Shipping General Partner LLC, the General Partner of the Issuer

Paul B. Gridley
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  Chairman of the Board of Directors and Chief Executive Officer
Citizenship:  USA

Joseph P. Gehegan
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  President and Chief Operating Officer
Citizenship:  USA

Albert E. Bergeron
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  Vice President - Chief Financial Officer Citizenship:  USA

Calvin G. Chew
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  Executive Vice President
Citizenship:  USA

Alan E. Colletti
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  Vice President - Operations
Citizenship:  USA

Jeffrey M. Miller
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  Vice President - Chartering
Citizenship:  USA

Board of Directors of US Shipping General Partner LLC, the general partner of the Issuer

Paul B. Gridley
(see above)

Joseph P. Gehegan
(see above)

Bryan S. Ganz
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  President and Chief Executive Officer of Galaxy Tire & Wheel, Inc.
Citizenship:  USA

William M. Kearns, Jr.
40 Wantage Avenue
Branchville, NJ  07890
Principal Occupation:  President of W.M. Kearns & Co., Inc., a private investment company and co-chief executive officer of Keefe Managers, LLC, a money management firm
Citizenship:  USA

Gerald Luterman
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  Executive Vice President and Chief Financial Officer of KeySpan Corporation.
Citizenship:  USA

M. William Macey, Jr.
c/o Sterling Investment Partners, L.P.
285 Riverside Avenue
Westport, CT  06880
Principal Occupation:  Private equity investing and portfolio company management
Citizenship:  USA

Douglas L. Newhouse
c/o Sterling Investment Partners, L.P.
285 Riverside Avenue
Westport, CT  06880
Principal Occupation:  Private equity investing and portfolio company management
Citizenship:  USA

Ronald L. O’Kelley
c/o U.S. Shipping Partners L.P.
399 Thornall Street
8th Floor
Edison, New Jersey  08837
Principal Occupation:  Chairman and Chief Executive Officer of Atlantic Coast Ventures, Inc, a private investment company
Citizenship:  USA

EXHIBIT INDEX

A. First Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(4) on October 29, 2004 and incorporated herein in its entirety).

B. Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of U.S. Shipping Partners L.P. (filed as Exhibit 4.1. to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Commission on August 9, 2006 and incorporated herein by reference).

C. Omnibus Agreement of U.S. Shipping Partners L.P., Shipping Master, Shipping GP LLC and certain other parties named therein (filed as Exhibit 10.5 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the Commission on October 14, 2004 and incorporated herein in its entirety).

D. Common Unit and Class B Unit Purchase Agreement, by and among U.S. Shipping Partners L.P. and each of the purchasers named therein (filed as Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Commission on August 9, 2006 and incorporated herein by reference).

E. Registration Rights Agreement, by and among U.S. Shipping Partners L.P., and each of the purchasers named therein (filed as Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Commission on August 9, 2006 and incorporated herein by reference).

F. Joint Filing Statement (filed herewith).